JS BEAUTY LAND NETWORK TECHNOLOGY, INC.

No. 99, Taihu Road, Yancheng

Jiangsu Province, China

August 28, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JS BEAUTY LAND NETWORK TECHNOLOGY, INC.
Application for Withdrawal of Registration Statement on Form 10-12G
Accession No. 0001641172-25-017030

Ladies and Gentlemen:

JS Beauty Land Network Technology, Inc (the “Company”) hereby applies for an order granting an immediate withdrawal of the above-referenced Form 10-12G (the “Form 10”). The Form 10 waa originally filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2025 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Form 10 due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Form 10 to become effective automatically 60 days after the initial filing date.

The Company is in the process of updating financial information in the Form 10 and desires to prevent the Form 10 from becoming effective prior to the completion and filing of such exhibits. The Company is therefore requesting that the Form 10 be immediately withdrawn.

Should you have any questions regarding the foregoing application for withdrawal, please contact Scott C. Kline, at Kline Law Group PC, at (925) 210-9415 or scott@klinelawgroup.com.

Sincerely,

/s/ Faxian Qian
Faxian Qian
Chief Executive Officer

cc:	Scott C. Kline, Esq.